Cboe

February 11, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit C of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibit C, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 2:00pm on 02/11/26

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **02/11/26**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

26000061

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312)-786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel Cboe BZX Exchange, Inc. (Title) (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Patrick Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 02/11/26 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: [signature] [signature executed at 2:00pm on 02/11/26 (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 11th day of FEBRUARY (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires 8-6-28 County of COOK State of ILLINOIS

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

EXHIBIT C – Amendment as of February 11, 2026

Summary of changes made to Exhibit C:

- Cboe Technology Hong Kong Limited has been dissolved.
- For Cboe FX Markets, LLC, Jonathan Weinberg's title has been updated to Senior Vice President, Global Head of FX and Off-Exchange Trading.
- For Cboe Bats, LLC, Jonathan Weinberg's title has been updated to Senior Vice President, Global Head of FX and Off-Exchange Trading.
- For Cboe Europe Limited, Alex Dalley's title has been updated to Senior Vice President, Head of European Equities.
- For Cboe Europe Limited, Natan Tiefenbrun (President, Cboe Europe) has been removed as an Officer.
- For Cboe Clear U.S., LLC, Joshua Iverson's title has been updated to Senior Director, Chief Risk Officer.
- For Cboe Clear U.S., LLC, Benjamin Lawson's title has been updated to Vice President, Chief Information Security Officer.
- For Cboe Clear U.S., LLC, Michael Margolis (Vice President, Associate General Counsel) has been appointed as an Officer.
- For Cboe Clear U.S., LLC, Stephanie Lara Marrin (Senior Vice President, Deputy Chief Regulatory Officer) has been appointed as an Officer.
- For Cboe Clear U.S., LLC, Patrick Sexton (Executive Vice President, General Counsel and Corporate Secretary) has been appointed as an Officer.
- For Cboe Clear U.S., LLC, Allen Wilkinson (Senior Vice President, Chief Accounting Officer) has been appointed as an Officer.
- For Cboe Digital Exchange, LLC, John Denza (Senior Director, Finance – Digital) has been removed as an Officer.
- For Cboe Digital Exchange, LLC, Jim Enstrom (Senior Vice President, Chief Audit Officer) has been appointed as an Officer.
- For Cboe Digital Exchange, LLC, Todd Furney (Senior Vice President, Chief Risk Officer) has been appointed as an Officer.
- For Cboe Digital Exchange, LLC, Gregory Hoogasian's title has been updated to Executive Vice President, Chief Regulatory Officer.
- For Cboe Digital Exchange, Benjamin Lawson's title has been updated to Vice President, Chief Information Security Officer.
- For Cboe Digital Exchange, LLC, Stephanie Lara Marrin's title has been updated to Senior Vice President, Deputy Chief Regulatory Officer.
- For Cboe Digital Exchange, LLC, Patrick Sexton (Executive Vice President, General Counsel and Corporate Secretary) has been appointed as an Officer.
- For Cboe Digital Exchange, LLC, Allen Wilkinson (Senior Vice President, Chief Accounting Officer) has been appointed as an Officer.
- For Cboe Digital Exchange, LLC, Lauren Arbid (Vice President, Head of Market Structure) has been removed as an Officer.
- For Cboe Digital Exchange, LLC, Dale Michaels (Vice President, Cboe Clear US) has been removed as an Officer.